UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Partner Communications Company Ltd.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, par value NIS 0.01 per share
(Title of Class of Securities)

70211M109
(CUSIP Number)

Scailex Corporation Ltd.
48 Ben Zion Galis Street
Segula Industrial Area
Petach Tikva 49277, Israel
Attn: Yahel Shachar, CEO

With a copy to:

Rona Bergman Naveh, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
+972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 5, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* Amendment No. 4 is being refiled to include Exhibit 31, which was inadvertently omitted from the original Amendment No. 4 filed on December 17, 2013.  No other changes were made to the original Amendment No. 4.

CUSIP No. 70211M109	Page 2 of 11
1	NAME OF REPORTING PERSON: Ilan Ben-Dov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 22,418,497*^ (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 22,418,497*^ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,418,497*^ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ ^
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.40%**^
14	TYPE OF REPORTING PERSON: IN

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 20,245,371 ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd., and Ilan Ben-Dov and Ben-Dov Holdings Ltd. may be deemed to be the beneficial owners of an additional 2,173,126 ordinary shares of the Issuer that are owned directly by Suny Electronics Ltd.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 56.6% of the ordinary shares of Suny Electronics Ltd.  Ben-Dov Holdings Ltd., together with (i) I. Ben-Dov Investments Ltd. (a company wholly-owned by Ilan Ben-Dov), and (ii) Tao Tsuot Ltd. (an Israeli public company; Ilan Ben-Dov beneficially owns 69.66% of Tao Tsuot Ltd.’s shares) (Ben-Dov Holdings, I. Ben-Dov Investments Ltd., and Tao Tsuot Ltd. are collectively referred to as the “Ben-Dov Companies”), collectively own 80.57% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively hold 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding ordinary shares of Scailex Corporation Ltd. and owns a principal amount of NIS 6,559,244 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 0.33% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  In addition, Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through Ben-Dov Holdings Ltd. and indirectly owns through I. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Accordingly, Ilan Ben-Dov may be deemed to have the shared voting and dispositive power with respect to 22,418,497 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Ilan Ben-Dov disclaims beneficial ownership of all ordinary shares of the Issuer reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,668,571 ordinary shares of the Issuer outstanding as of September 30, 2013 (not taking into account 4,467,990 treasury shares of the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 19, 2013).

^ Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders' Agreement described in Item 4 of Amendment No. 2, as to which the Reporting Persons disclaim beneficial ownership.

(Page 2 of 11 Pages)

CUSIP No. 70211M109	Page 3 of 11
1	NAME OF REPORTING PERSON: Ben-Dov Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 22,418,497*^ (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 22,418,497*^ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,418,497*^ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ ^
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.40%**^
14	TYPE OF REPORTING PERSON: CO

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 20,245,371  ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd., and Ilan Ben-Dov and Ben-Dov Holdings Ltd. may be deemed to be the beneficial owners of an additional 2,173,126 ordinary shares of the Issuer that are owned directly by Suny Electronics Ltd.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 56.6% of the ordinary shares of Suny Electronics Ltd.  The Ben-Dov Companies collectively own 80.57% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively hold 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding ordinary shares of Scailex Corporation Ltd. and owns a principal amount of NIS 6,559,244 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 0.33% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  In addition, Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through Ben-Dov Holdings Ltd. and indirectly owns through I. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Accordingly, Ben-Dov Holdings Ltd. may be deemed to have the shared voting and dispositive power with respect to 22,418,497 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Ben-Dov Holdings Ltd. disclaims beneficial ownership of all ordinary shares of the Issuer reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,668,571 ordinary shares of the Issuer outstanding as of September 30, 2013 (not taking into account 4,467,990 treasury shares of the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 19, 2013).

^ Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders' Agreement described in Item 4 of Amendment No. 2, as to which the Reporting Persons disclaim beneficial ownership.

(Page 3 of 11 Pages)

CUSIP No. 70211M109	Page 4 of 11
1	NAME OF REPORTING PERSON: Suny Electronics Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 22,418,497*^ (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 22,418,497*^ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,418,497*^ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ ^
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.40%**^
14	TYPE OF REPORTING PERSON: CO

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 20,245,371  ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd.  Suny Electronics Ltd. directly owns an additional 2,173,126 ordinary shares of the Issuer.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 56.6% of the ordinary shares of Suny Electronics Ltd. The Ben-Dov Companies collectively own 80.57% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively hold 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding ordinary shares of Scailex Corporation Ltd. and owns a principal amount of NIS 6,559,244 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 0.33% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  In addition, Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through Ben-Dov Holdings Ltd. and indirectly owns through I. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Accordingly, Suny Electronics Ltd. may be deemed to have the shared voting and dispositive power with respect to 22,418,497 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Suny Electronics Ltd. disclaims beneficial ownership of the ordinary shares of the Issuer owned by Scailex Corporation Ltd. reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,668,571 ordinary shares of the Issuer outstanding as of September 30, 2013 (not taking into account 4,467,990 treasury shares of the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 19, 2013).

^ Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders' Agreement described in Item 4 of Amendment No. 2, as to which the Reporting Persons disclaim beneficial ownership.

(Page 4 of 11 Pages)

CUSIP No. 70211M109	Page 5 of 11
1	NAME OF REPORTING PERSON: Scailex Corporation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 20,245,371*^ (see Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 20,245,371*^ (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 20,245,371*^ (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ ^
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.01%**^
14	TYPE OF REPORTING PERSON: CO

* Scailex Corporation Ltd. directly owns 20,245,371 ordinary shares of the Issuer.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 56.6% of the ordinary shares of Suny Electronics Ltd.  The Ben-Dov Companies collectively own 80.57% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively hold 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding ordinary shares of Scailex Corporation Ltd. and owns a principal amount of NIS 6,559,244 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 0.33% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  In addition, Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through Ben-Dov Holdings Ltd. and indirectly owns through I. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex Corporation Ltd. convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex Corporation Ltd., based on 27,945,211 ordinary shares currently outstanding.  Accordingly, Scailex Corporation Ltd. may be deemed to have the shared voting and dispositive power with respect to 20,245,371 ordinary shares of the Issuer owned directly by it.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,668,571 ordinary shares of the Issuer outstanding as of September 30, 2013 (not taking into account 4,467,990 treasury shares of the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 19, 2013).

^ Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders' Agreement described in Item 4 of Amendment No. 2, as to which the Reporting Persons disclaim beneficial ownership.

(Page 5 of 11 Pages)

The statement on Schedule 13D filed on November 12, 2009, relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer” or “Partner”), as amended (the statement on Schedule 13D, as amended until the date hereof, is referred to herein as “Schedule 13D” or the “Original Filing”), is hereby amended as set forth below by this Amendment No. 4 (this “Amendment”).  This Amendment supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing.

This Amendment is being filed jointly by Ilan Ben-Dov, Ben-Dov Holdings Ltd. (“Ben-Dov Holdings”), Suny Electronics Ltd. (“Suny Electronics”) and Scailex Corporation Ltd. (“Scailex” and, collectively with Ilan Ben-Dov, Ben-Dov Holdings and Suny Electronics, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 1 to the Original Filing.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Ilan Ben-Dov holds 100% of the ordinary shares of Ben-Dov Holdings, which holds 56.6% of the ordinary shares of Suny Electronics (Ben-Dov Holdings holds 17,424,082 shares).1 Suny Electronics owns 78.71% of the ordinary shares of Scailex.2

Ilan Ben-Dov is the sole director of Ben-Dov Holdings, which has no executive officers. Suny Electronics has six directors (Ilan Ben-Dov, Ram Dviri, Yehiel Feingold, Eti Livni, Shimon Hybloom and Yaakov Vizel) and four executive officers (Yahel Shachar, Galit Alkalay-David, Eliyahu Noah and Moshe Cohen). Scailex has seven directors (Ilan Ben-Dov, Arie Ovadia, Shalom Singer, Yona Admon, Dror Barzilay, Yehiel Feingold and Yoav Biran) and four executive officers (Yahel Shachar, Galit Alkalay-David, Itzhak Bentzioni and Moshe Cohen).

Each of Ben-Dov Holdings, Suny Electronics and Scailex is organized under the laws of Israel. The business address of Ben-Dov Holdings, Suny Electronics and Scailex is Segula 48, Industrial Zone, Petach Tikva, Israel.

Ilan Ben-Dov, a citizen of Israel, who resides at 14 Mishmar Hagvul, Tel Aviv, is principally employed as the chairman of the board of directors of Scailex and Suny Electronics.  The principal business of Scailex is a holding company whose most substantial holding is Partner and an importer into Israel of cellular phones, tablets, accessories and spare parts, and the principal business of Suny Electronics is the holding of Partner and the importation of cellular phones, tablets, accessories and spare parts, all through Scailex.  The principal business of Ben-Dov Holdings is a holding company.

Both Suny Electronics and Scailex are traded on the Tel Aviv Stock Exchange (“TASE”).

Set forth on Schedule 1 hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this Amendment, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such entities or persons, during this period, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(1)
The Ben-Dov Companies (as defined above) collectively hold 80.57% of the ordinary shares of Suny Electronics(of which 5,075,000 ordinary shares directly owned by I. Ben-Dov Investments Ltd. are held by a court appointed receiver). However, because 8.91% of the ordinary shares of Suny Electronics are held by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics, the Ben-Dov Companies effectively own 88.45% of the outstanding shares of Suny Electronics.

(2)
Ben-Dov Holdings Ltd, wholly-owned by Ilan Ben-Dov, holds an additional 3.63% of the ordinary shares of Scailex. Ilan Ben-Dov also owns through I. Ben-Dov Investments Ltd. and Ben-Dov Holdings Ltd. a principal amount of NIS 21,280,000 of the Series 1 Notes of Scailex convertible into ordinary shares that immediately upon conversion would constitute 1.08% of the outstanding ordinary shares of Scailex, based on 27,945,211 ordinary shares currently outstanding.

(Page 6 of 11 Pages)

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is amended by adding the following paragraphs:

Closing of Sale of Shares in Partner

On December 5, 2013, Scailex sold 2,000,000 Ordinary Shares to a third party for NIS 31.6 per share, for total proceeds of NIS 63.2 million. Of this total, NIS 54,755,724 will be deposited in a trust account for Series B Bonds to pay off remaining amounts due to holders of the Series B Bonds.  Simultaneous with the sale agreement, an existing pledge on 4,925,306 Ordinary Shares for the benefit of the holders of the Series B Bonds was released (2,000,000 of which were sold, as described above).

On December 8, 2013 and December 9, 2013, Scailex sold an additional 2,008,155 of the 4,925,306 Ordinary Shares formerly pledged for the benefit of the holders of the Series B Bonds to a third party for NIS 31.57 per share, for total proceeds of NIS 63.5 million.

On December 10, 2013, the board of directors of Scailex (i) authorized management to sell the 4,925,306 Ordinary Shares which were formerly pledged for the benefit of the holders of the Series B Bonds, and (ii) ratified the December 5, 2013, December 8, 2013 and December 9, 2013 sales described above.

On December 12, 2013, Scailex sold an additional 222,067 of the 4,925,306 Ordinary Shares formerly pledged for the benefit of the holders of the Series B Bonds to a third party for NIS 31.17 per share, for total proceeds of NIS 6.9 million.

Item 5.   Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b): As of the date hereof, Scailex is the direct beneficial owner of 20,245,371 Ordinary Shares, constituting approximately 13.01% of the total number of outstanding Ordinary Shares.  Scailex has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all of the Ordinary Shares owned by Scailex.

Suny Electronics may be deemed to be the beneficial owner of 22,418,497 Ordinary Shares, constituting approximately 14.40% of the total number of outstanding Ordinary Shares, consisting of 2,173,126 Ordinary Shares directly owned by Suny Electronics and 20,245,371 Ordinary Shares directly owned by Scailex of which Suny Electronics may be deemed to be the beneficial owner.  Suny Electronics has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares owned by Scailex and Suny Electronics.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Suny Electronics disclaims beneficial ownership of the Ordinary Shares owned by Scailex reported herein, except to the extent of any pecuniary interest therein.

Ilan Ben-Dov and Ben-Dov Holdings may each be deemed to be the beneficial owner of 22,418,497 Ordinary Shares, constituting approximately 14.40% of the total number of outstanding Ordinary Shares, consisting of 2,173,126 Ordinary Shares directly owned by Suny Electronics and 20,245,497 Ordinary Shares directly owned by Scailex. Each of Ilan Ben-Dov and Ben-Dov Holdings has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares directly owned by Scailex and Suny Electronics. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of Ilan Ben-Dov and Ben-Dov Holdings disclaims beneficial ownership of all Ordinary Shares reported herein, except to the extent of any pecuniary interest therein.

As a result of the voting and disposition provisions in the Shareholders’ Agreement, the Reporting Persons may also be deemed to be a member of a group, within the meaning of Rule 13d-5 under the Act, with the other shareholders of the Issuer party to the Shareholders’ Agreement and to share beneficial ownership over the Ordinary Shares owned by such other shareholders. The foregoing numbers of shares do not include the Ordinary Shares beneficially owned by such other shareholders parties to the Shareholders' Agreement, as to which the Reporting Persons disclaim beneficial ownership.1

(c) Except as set forth herein, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 above has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5. Scailex retained the entitlement to dividends in respect of the 44,850,000 Ordinary Shares transferred to the Buyer (as defined in Amendment No. 3 to the Schedule 13D filed February 14, 2013) at closing out of the amount of distributable profits accrued as of December 31, 2012, up to an aggregate amount of approximately NIS 115,000,000.

1  This will not derogate from Scailex's position as a co-holder with the Buyer for purposes of Israeli law.

(Page 7 of 11 Pages)

Percentages set forth herein were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,668,571 Ordinary Shares outstanding as of September 30, 2013 (not taking into account 4,467,990 treasury shares of the Issuer) (as disclosed in a Form 6-K submitted by the Issuer to the Securities and Exchange Commission on November 19, 2013).

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of Schedule 13D is amended by adding the following paragraphs:

In connection with the December 5, 2013 transaction described in Item 4 above, Scailex and Reznik Paz Nevo R.P.N. Trusts 2007 Ltd. entered into an Amendment to the Trust Deed of August 18, 2009 (Series B).

Item 7.   Material to be Filed as Exhibits.

Item 7 is amended by adding the following Exhibits which are filed herewith:

31. Amendment to the Trust Deed of August 18, 2009 between Reznik Paz Nevo R.P.N. Trusts 2007 Ltd. and Scailex Corporation Ltd. dated November 21, 2013 (Series B) (unofficial English translation from Hebrew).

(Page 8 of 11 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 2013

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar Yahel Shachar Chief Executive Officer By: /s/ Galit Alkalay-David Galit Alkalay-David Chief Financial Officer
SUNY ELECTRONICS LTD. By: /s/ Yahel Shachar Yahel Shachar Chief Executive Officer By: /s/ Galit Alkalay-David Galit Alkalay-David Chief Financial Officer
BEN-DOV HOLDINGS LTD. By: /s/ Ilan Ben-Dov Ilan Ben-Dov Director
ILAN BEN-DOV /s/ Ilan Ben-Dov

(Page 9 of 11 Pages)

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

      Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of each Reporting Person that is an entity. Each of the persons named below is a citizen of Israel. The addresses of Scailex Corporation Ltd. (“Scailex”) and Suny Electronics Ltd. (“Suny Electronics”) are set forth in Item 2.  The name of each person who is a director of the applicable Reporting Person is marked with an asterisk.

Name and Business Address	Principal Occupation or Employment

Yahel Shachar c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CEO of Scailex and Suny Electronics

Galit Alkalay c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CFO of Scailex and Suny Electronics

Itzhak Bentzioni c/o Scailex Corporation c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	Cellular Operators Field Manager of Scailex

Moshe Cohen c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel
Internal Auditor of Scailex
Internal Auditor of Suny Electronics
(Although Moshe Cohen is internal auditor of both Scailex and Suny Electronics, he is not an employee of either company.  Rather, he is a partner at the accounting firm of Chaikin, Cohen, Rubin & Co., Kiryat Atidim, Building #4, POB 58143, Tel Aviv, Israel.)

Ilan Ben-Dov2 *

Ram Dviri * 16 Sharet St. Tel-Aviv, Israel	Owner and CEO of Decoram Ltd. 1 De-Haz St. Tel-Aviv, Israel

Shimon Hybloom* 12 Y.L, Baruch, Herzlia, Israel	Accountant. Chairman or director in various companies. Owner of a financial consulting firm.

 2  Information regarding Ilan Ben-Dov is provided in Item 2.

(Page 10 of 11 Pages)

Yaakov Vizel * Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CEO of Derech Halotus Ltd. Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel

Eliyahu Noah * Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	Accountant of Suny Electronics

Yehiel Feingold * 6 Neurim, Kfar Saba, Israel	Consultant 6 Neurim, Kfar Saba

Eti Livni * 122 Wingate St. Herzeliya, Israel	Attorney, Director in various companies. Self employed. 8 Aba Even St. Herzeliya, Israel

Shalom Singer * 11 Shlomo Ben Yosef, Tel Aviv, Israel	Director and consultant in various companies. Managing Partner at Singer Meister Ltd. 7 Zabotinsky St. (Aviv Tower) Ramat-Gan, Israel

Yoav Biran * 3/4 Oved St. Jerusalem, Israel	Retired

Arie Ovadia * 11 Hashomer, Raanana, Israel	Partner and manager of Shemrok Israel Support Fund Consultants Ltd. (support fund) 23 Menachem Begin St., Tel Aviv, Israel

Yona Admon* 1Hatmarim , Ramat Gan, Israel	CEO of Kesher Finance, a privately-held company. Financial consultant to both private and public companies. Director/external director in various companies.

Dror Barzilay* 23 Carmely St., Ramag Gan, Israel	Director and consultant in a few companies. Chairman of the investment committee in a few companies.

(Page 11 of 11 Pages)